Exhibit 99.1

Ilumiradxtm Transforming community-based healthcare June 21, 2022

Introduction To The Speakers



Ron Zwanziger
CEO, Co-Founder, Chairman and Director



Veronique Ameye
Executive Vice President



Dorian LeBlanc
CFO and Vice President, Global Operations



Pooja Pathak
Chief Product Officer



Matthew Fay
Medical Director



Jeanne Mumford
Pathology Manager
Johns Hopkins Hospital



Pete Grisafi
President & CEO
Damian Family Care Centers



Dr. Rogier Hopstaken
Netherlands General Practitioner

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Agenda

Video and Agenda	Colleen McMillen, LumiraDx VP Communications	9:30 – 9:35
Company Overview	Ron Zwanziger, LumiraDx CEO	9:35 – 9:50
Platform Technology and Manufacturing	Dorian LeBlanc, LumiraDx CFO and VP Global Operations	9:50 – 10:05
Expert Discussion: Enhancing Community Based Healthcare with POC Dx	Dr. Rogier Hopstaken, Netherlands General Practitioner Dr. Matt Fay, LumiraDx Medical Director	10:05 – 10:25
Q&A for Ron, Dorian, Rogier, Matt		10:25 – 10:35
Platform Strategy and Pipeline	Pooja Pathak, LumiraDx CPO	10:35 – 10:50
Customer Experience: Johns Hopkins University	Jeanne Mumford, Pathology Manager, Johns Hopkins Hospital	10:50 – 11:05
Customer Experience: Damian Family Care Centers	Pete Grisafi, President & CEO, Damian Family Care Centers Dr. Matt Fay, LumiraDx Medical Director	11:05 – 11:20
Q&A for Pooja, Jeanne, Pete, Matt		11:20 – 11:35
Commercial Strategy and Investment Highlights	Veronique Ameye, LumiraDx EVP	11:35 – 11:50
Final questions	LumiraDx team	11:50 – 12:00
Close	Veronique Ameye, LumiraDx EVP	12:00

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Disclaimer FORWARD-LOOKING STATEMENTS All statements other than statements of historical facts contained in this presentation are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, our future results of operations and financial position, business strategy, the Platform, other products, tests, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the management of LumiraDx Limited (“LumiraDx” or the “Company”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of LumiraDx. These forward-looking statements are subject to a number of risks and uncertainties, including our ability to compete in the highly competitive markets in w hich we operate, and potential adverse effects of this competition; our ability to maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace or adapt to rapidly changing technology, evolving industry standards and changing regulatory environments; uncertainty, downturns and changes in the markets we serve; our expectations regarding the size of the POC market for the Platform, the size of the various addressable markets for certain tests and our ability to penetrate such markets by driving the conversion of healthcare providers’ testing needs onto the Platform; our commercialization strategy, including our plans to initially focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks, our strategy on the commercialization of our current and future assays and our ability to launch and obtain regulatory approval for new tests; our ability to increase the installed base of our Instruments; our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations; our belief that we will be able to drive commercialization of the Platform through the launch of our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests; the willingness of healthcare providers to use a POC system over central lab systems and the rate of adoption of the Platform by healthcare providers and other users; the scalability and commercial viability of our manufacturing methods and processes, especially in light of the anticipated demand for the Platform and our minimum commitments to supply the Instrument and test strips in a timely fashion; our ability to maintain our current relationships, or enter into new relationships, w ith diagnostics or research and development companies, third party manufacturers and commercial distribution collaborators; our ability to effectively manage our anticipated growth; our ability to rapidly develop and commercialize diagnostics tests that are accurate and cost-effective; the timing, progress and results of our diagnostic tests, including statements regarding launch plans and commercialization plans for such tests, all which may be delayed by or halted due to a number of factors, including the impact of the COVID-19 pandemic and the end of the COVID-19 pandemic; the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations, certifications, clinical trials or clearances; the pricing, coverage and reimbursement of the Instrument and tests, if approved; our ability to enforce our intellectual property rights and to operate our business w ithout infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; developments and projections relating to our competitors and our industry; our ability to attract, motivate and retain qualified employees, including members of our senior management team; the effects of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business or operations; social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate, including any impact of the current conflict between Russia and Ukraine; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; the future trading price of our common shares and impact of securities analysts’ reports on these prices; our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; exchange rate fluctuations and volatility in global currency markets; potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure; U.S. tax legislation enacted in 2017, which could materially adversely affect our financial condition, results of operations and cash flows; increased risks resulting from our international operations and expectations of future expansion of such operations; our ability to comply w ith various trade restrictions, such as sanctions and export controls, resulting from our international operations; government and agency demand for our products and services and our ability to comply w ith government contracting regulations; our ability to operate in a litigious environment; and those factors discussed under the header “Risk Factors” in the Annual Report on Form 20-F filed by LumiraDx w ith the Securities and Exchange Commission, or SEC, on April 13, 2022 and other filings made by LumiraDx with the SEC. If any of these risks materialize or LumiraDx’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that LumiraDx presently knows or that LumiraDx currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LumiraDx’s expectations, plans or forecasts of future events and views as of the date of this presentation. LumiraDx anticipates that subsequent events and developments w ill cause LumiraDx’s assessments to change. How ever, while LumiraDx may elect to update these forward-looking statements at some point in the future, LumiraDx specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing LumiraDx’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. LumiraDx has no obligation to update this presentation. INDUSTRY AND MARKET DATA This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. LumiraDx believes that these third-party sources and estimates are reliable, but has not independently verified them. LumiraDx’s estimates of the potential market opportunities for its Platform include several key assumptions based on industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While LumiraDx believes that its own internal assumptions are reasonable, no independent source has verified such assumptions. The industry in which LumiraDx operates is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by LumiraDx. 4

Introduction Ron Zwanziger CEO Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

LumiraDx Today: Transforming Community-based Healthcare

Next Generation POC Diagnostic Company	Addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership
Large Installed Base with Global Commercial Reach	25,000 instruments shipped to 98 countries across primary care, pharmacy, hospital emergency departments, global health, and other settings
Manufacturing Designed for Scale	All current and future POC tests are developed on common strip design, enabling flexible, automated and low cost manufacturing on a single line. Current manufacturing capacity of 28 Million test strips per month.
Broad Menu and Pipeline of Diagnostic Tests	Regulatory clearance for 12 tests for use on our Platform, with global TAM of $5B+ (excluding COVID). 50+ assays in three-year roadmap*
Experienced Management Team	Fourth POC company for founding team. Management team has a successful track record of diagnostic innovation and building / scaling companies in POC

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* Global Total Addressable Market: We estimate each test based on our current assumptions, including (a) the existing market sizes, (b) central lab market that could move to POC; and (c) expansion of diagnostic testing.

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Current Point of Care Solutions Have Major Limitations The traditional approach to POC test development has limited scalability and has resulted in ineffective, inefficient and costly solutions Poor clinical performance in areas of high clinical need Coagulation Respiratory Diabetes, Immunoassay Inflammation High cost of total ownership Limited test menu Respiratory Diabetes, Cardiac, Blood Molecular Cardiovascular gas, Metabolic 7 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

We Have Developed and Commercialized an Innovative, Disruptive Solution for POC Testing Lab-comparable Consolidating multiple performance in minutes POC systems onto a single instrument, the LumiraDx Platform is Broad menu of tests designed to be a one-stop on a single instrument solution to transform diagnostic testing and health outcomes around the world Low cost of ownership 8 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Continued Innovation and Platform Expansion Through COVID Offering Recent Updates LumiraDx Platform • CE Mark COVID Ultra test with results in 5 minutes, FDA EUA submission planned @ Point of Care • CE Mark for COVID & Flu A/B, COVID & RSV tests with results in 12 minutes Amira • CE Mark COVID Ag test for first POC application • OTC clinical studies and EUA submission planned for Q3 @ Home and for Screening • Opportunities in respiratory disease, global health, cardiovascular disease • CE Mark COVID & Flu A/B RNA STAR Complete, FDA EUA RNA STAR Complete submission planned @ Fast Lab Solutions • CE Mark COVID RNA STAR Complete Dual Target • Opportunities in respiratory disease, global health, sexual health 9 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Our Platform has Capacity to Target the Global IVD Market Across Sectors Global IVD Market Testing Prices* 5 – 10x Central Lab Near Term Addressable Mid Term Addressable 2 – 3x Central Lab Base Price Central Lab LumiraDx POC Other POC * company estimate Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

11 2022 –2023 Pipeline Plan Note: Regulatory timelines refer to submission dates and launch dates and will be subject to review by corresponding regulatory authorities. Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Unmet Need for High Sensitivity Troponin POC Test

	True POC Needs	Lab Reference Abbott Architect STAT hs-TnI*	POC Example Siemens Atellica VTLi hs-cTnI*	Key differential POC Example Triage True hsTnI*
Intended Use	Aids diagnosis of myocardial infarction	Aids diagnosis of myocardial infarction	Aids diagnosis of myocardial infarction	Aids diagnosis of myocardial infarction
Regulatory Authorization	CE Mark, FDA 510K	CE Mark, FDA 510K	CE Mark	CE Mark
Additional Potential Claims	**30 day prognosis**	30 day prognosis (CE Mark)	N/A	N/A
Limit of Quantitation <20% CV	≤ 2.0 ng/L	≤3.2 ng/L (specification) 1.5 – 2.9 ng/L (observed)	2.1 ng/L – plasma 3.7 ng/L – WB	2.1-3.6 ng/L – Plasma 2.8 ng/L – WB
Clinical Sensitivity	**Whole blood: 2h: 90%+**	EDTA Plasma – 2-4h: 90.9%	Whole blood - 2h: 81.3%	EDTA Plasma – 2-4h: 91.9%
Reportable Range	1.0 – 1,000 ng/L	3.2 to 50,000 ng/L	2.1 ng/L (plasma)/3.7 ng/L WB to 1,250 ng/L	0.1 ng/L to 1,000 ng/L
Sample size	**20μL**	210 μL (on-board) 10 μL (manual dilution)	30-100 μL	175 μL
Sample type	Capillary WB, venous blood, plasma	Plasma & serum (LiHep, K2 & K3 EDTA)	Capillary WB, venous WB & plasma (LiHep)	Venous WB & plasma (EDTA)
Time to Result	**10 min**	18 min (time to first result)	8 min	20 min

* based on respective company product specifications

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved. Worldwide. For discussion purposes only.

Feasibility of High Sensitivity Troponin Results at POC LumiraDx Troponin i 16.0 14.0 12.0 y = 1.0617x—0.0425 R² = 0.9264 (pg/mlL) 10.0 i 8.0 Troponin 6.0 4.0 Troponin i LumiraDX 2.0 0.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 -2.0 Mean Architect Troponin i (pg/mL) Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Platform Technology and Manufacturing Dorian LeBlanc CFO and VP Global Operations Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Next Gen Technology Developed Based on Laboratory Precise sample fluidic control, on strip position sensors Gas wash to reduce sample matrix bias Calibration to lab standard System controls cover strip positioning, electronics, optics, temperature, hematocrit and Test Strip expiry Multiple test technologies inc. immunoassay, enzyme, molecul electrolytes/blood gas, clinical chemistry and hematology Multiple sample types inc. nasal, blood, urine, vaginal Connectivity enables remote management and configurations Instruments, view test results and simplify workgroup provisioni 15 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

IP Ring-Fence Model for POC Platform Protected by issues and pending patents and know-how including: • At least 15 U.S. patents • At least 100 foreign patents • 11 pending U.S. non-provisional patent applications • At least 5 pending PCT patent applications • At least 50 pending foreign patent applications • 2 pending U.S. provisional applications 16 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Microfluidic Immunofluorescence Technology Drives High Sensitivity At POC



8 Results Displayed
Sample and Reagents Actively Mixed in Channels
3
4 Sandwich Assay Binding
Assay Binding View
Mag Particle
Fluorescent Latex
Mag
Latex
6 Sample and Any Unbound Label Removed Using Air
Magnet
2
Sample
1
Active Fluidics Move Sample
Sample Added
RESULTS IN MINUTES
Optical Reader Engine
Magnet
Magnet
5 Magnetic Field Captures Bound Particles
7 Dry, Clear Fluorescent Signal Measured

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Delivers Speed and Performance on a True Point of Care Platform Many Diagnostic Assays Room Temperature > Single Platform Consumable Storage Lab Performance and Fast Results in Quality Oversight Minutes Portable, Seamless All Common Connectivity Clinical Samples One Simple, Intuitive Built on a Low Cost, High Test Workflow Volume MFD Platform 18 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Simple and Common Strip Design 19 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Manufacturing Video Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Expert Discussion: Enhancing Community Based Healthcare with POC Dx Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Q&A Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Platform Strategy and Pipeline Pooja Pathak Chief Product Officer Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Platform Strategy Focused on Improving and Expanding the POC Testing Experience Raise the standard for POC testing Performance, Speed, Access and Experience Consolidate multiple POC instruments to a single lab comparable platform Develop comprehensive test menus by Disease and care setting 24 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

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Raise the Standard for POC Testing Performance, Speed, Access and Experience

- **High sensitivity and Speed**: **ULTRA** product line delivers high sensitivity results for respiratory disease diagnosis, taking test times from **15-30 minutes down to 5 minutes**
- **Easy sample collection**: **Only quantitative fingerstick blood-based** tests for **D-Dimer and NT-ProBNP** to aid diagnosis in community settings
- **Built to expand access**: **Portable system** (2.2 lbs, low footprint, battery operated, room temp reagents) and **cloud-based connectivity** enables centrally managed program in the community

Example: Rule of Venous Thromboembolism with LumiraDx D-Dimer test



Method Comparison
500
0
0
500
LumiraDx µg/L FEU
bioMérieux Vidas µg/L FEU

- **99.5% negative predictive value at the 500 ug/L cut off**, when used in combination with a pretest probability score
- **Fingerstick** sample, **results in 6minutes**
- **Strong correlation with the laboratory reference**, in particular around the clinically relevant values of <750 `lg/L FEU

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

1 Introducing High Sensitivity Respiratory Recent Updates Testing with Ultra => Results in 5 minutes High sensitivity: COVID Ultra PPA 98.6% at Ct <33; 96.0% at Ct<35 Fast results: 5 minutes from sample application Full respiratory pipeline: COVID, Flu A/B, RSV, Strep A Grouping N PPA 95% CI Ct < 35 (all) 149 96.0% [91.5%,98.1%] Ct < 33 (all) 141 98.6% [95.0%,99.6%] Ct < 30 (all) 128 98.4% [94.5%,99.6%] Ct < 25 (all) 91 98.9% [94.0%,99.8%] 26 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

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Significant Progress in Meeting Community Based Testing Needs

Recent Updates


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CRP


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D-Dimer


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INR


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NT-proBNP


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HbA1c

Application	Antimicrobial stewardship	Rule out of Venous Thromboembolism	Coagulation monitoring	Heart Failure diagnosis	Diabetes Monitoring
TAM*	$300M	$700M	$500M	$350M	$1.3B
POC Specifications	Fingerprick sample, results in 4min	Fingerprick sample, results in 6min	Fingerprick sample, results in 1min	Fingerprick sample, results in 12min	Fingerprick sample, results in 7min
Commercial Status*	Commercially Available	Commercially Available	Commercially Available	CE Mark Expected H2 2022 Launch	CE Mark Expected H2 2022 Launch

* Global Total Addressable Market: We estimated for each test based on our current assumptions, including the (a) existing market sizes, (b) central lab market that could move to the POC, and (c) expansion of diagnostic testing.

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

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Consolidate Multiple POC Instruments to a Single Lab Comparable Platform



Coagulation	Respiratory Immunoassay	Diabetes, Inflammation	Respiratory Molecular	Diabetes, Cardiovascular	Cardiac, Blood gas, Metabolic

NEAR TERM
Able to move **most European customers** from **3 => 1 Platform** with INR, COVID Ag, Flu A/B, RSV, CRP and HbA1c

18-24 MONTHS
Able to move **most US and European customers 6 => 1 Platform** with US authorizations and addition of molecular respiratory, lipids, electrolytes, and cardiac content

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

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Builds Broad Testing Menu and Volumes Per Customer

Illustration: Germany GP Office Group
Total GP and LumiraDx Revenue Per Year

		Illustrative YEAR 1			Illustrative YEAR 2			Illustrative YEAR 2		
		Volume	Reimbursement (€)	Revenue (€)	Volume	Reimbursement (€)	Revenue (€)	Volume	Reimbursement (€)	Revenue (€)
Coagulation	INR	600	5.29	€ 3,171	600	5.29	€ 3,171	600	5.29	€ 3,171
	D-Dimer	120	5.76	€ 691	120	5.76	€ 691	120	5.76	€ 691
Diabetes	HbA1c	1800	5.19	€ 9,338	1800	5.19	€ 9,338	1800	5.19	€ 9,338
	Creatinine	-	-	-	-	-	-	480	0.66	€ 317
Inflammation	CRP	1200	2.49	€ 2,994	1200	2.49	€ 2,994	1200	2.49	€ 2,994
	Procalcitonin	-	-	-	120	12.29	€ 1,474	240	12.29	€ 2,948
Respiratory	COVID Ultra	600	-	-	450	-	-	300	-	-
	COVID&Flu	-	-	-	150	-	-	300	-	-
Cardiovascular	NT-ProBNP	60	21.71	€ 1,303	120	21.71	€ 2,605	240	21.71	€ 5,211
	Troponin	-	-	-	240	12.04	€ 2,889	240	12.04	€ 2,889
Total GP Revenue				**€ 17,497**			**€ 23,163**			**€ 27,559**
Total LumiraDx Revenue				**€ 10,180**			**€ 11,070**			**€ 12,660**

Note: Represents a disruptive pricing strategy to enable rapid adoption of multiple parameters on the instrument, with $20K revenue per instrument for the GP office in Year 1. Illustrative numbers are not projections; they are goals and are forward-looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. For discussion of some of the important factors that could cause these variations, please consult the "Risk Factors" in the Annual Report on 20-F filed by LumiraDx with the SEC. Nothing in this presentation should be regarded as a representation by any person that these goals will be achieved and the Company undertakes no duty to update its goals.

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

3 Note: Regulatory timelines refer to submission dates and launch dates will be subject to review by corresponding regulatory authorities. 30 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

3 Develop Comprehensive Test Menus By Disease and Care Setting * Items marked in bold are the 12 diagnostic tests for which we have obtained regulatory approval, authorization, certification or clearance 31 for use on our Platform Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Customer Experience: Johns Hopkins University Jeanne Mumford Pathology Manager, Johns Hopkins Hospital Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Customer Experience: Damian Family Care Centers Pete Grisafi, President & CEO, Damian Family Care Centers Dr. Matt Fay, LumiraDx Medical Director Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Q&A Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Commercial Strategy and Investment Highlights Veronique Ameye EVP Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Global Commercial Footprint and Platform Placements to Drive Penetration of TAM* • 1600+ employees, of which >200 are commercial employees located in 27 countries • Direct sales operations in Western Europe, USA, Japan, Colombia, Brazil, India and Africa • Distribution in another >30 countries. Total reach ~100 countries • Over time, plan to operate with a direct commercial presence in each of the largest diagnostics markets, including China, South Korea, Southeast Asia and Latin America to ensure broad access of our Platform globally Instrument Placement Locations * as of March 2022 Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Customer Focused Growth Strategy: Near-Term Opportunities

	Physician Office / Pharmacy	Acute / Emergency Care	Global Health
Instruments shipped*	8,500+	5,400+	5,100+
Strategic Partner	CVS pharmacy Boots US and Global Health Systems	NHS	BILL & MELINDA GATES foundation
Key Products**	**COVID Antigen / Ultra** √ **Flu A/B + COVID** √ **RSV + COVID-19** √ Strep A Molecular **CRP** √ **HbA1c** √ **INR** √ Na/K **Lipids** D-Dimer NT-ProBNP	**HS Troponin** **BNP** **D-Dimer** √ **NT-proBNP** √ COVID Antigen / Ultra √ Flu A/B + COVID √ RSV + COVID-19 √ Procalcitonin	**TB Molecular** **HIV Viral Load** **COVID Antigen / Ultra** √ CRP √ D-Dimer √ INR √ HbA1c √

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*Total instrument shipments are 25,000+ with 6,000+ estimated for use in COVID screening applications with future testing needs to be determined
Tests critical to launch in customer segment are **bolded; tests currently available in initial market are checked √

Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved. Worldwide. For discussion purposes only.

Strong Leadership Team Management Experience Ron Zwanziger Dave Scott, Ph.D. Jerry McAleer, Ph.D. Nigel Lindner, Ph.D. CEO, Co-Founder, Chief Technology Officer, Chief Scientist, Chief Innovation Chairman and Director Co-Founder and Director Co-Founder and Director Officer Tom Quinlan David Walton, D.M.S. Peter Scheu Veronique Ameye General Manager, Chief Commercial President, North American Executive Vice President Health IT Officer Commercial Operations and General Counsel Dorian LeBlanc, C.P.A. Pooja Pathak CFO and Vice President, Chief Product Officer Global Operations Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

LumiraDx Today:
Transforming Community-based Healthcare

Next Generation POC Diagnostic Company	Addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership
Large Installed Base with Global Commercial Reach	25,000 instruments shipped to 98 countries across primary care, pharmacy, hospital emergency departments, global health, and other settings
Manufacturing Designed for Scale	All current and future POC tests are developed on common strip design, enabling flexible, automated and low-cost manufacturing on a single line. Current manufacturing capacity of 28Million test strips per month.
Broad Menu and Pipeline of Diagnostic Tests	Regulatory clearance for 12 tests for use on our Platform, with global TAM of $5B+ (excluding COVID). 50+ assays in three-year roadmap
Experienced Management Team	Fourth POC company for founding team. Management team has a successful track record of diagnostic innovation and building / scaling companies in POC

lumiraDx™

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Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Q&A Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

Confidential and Proprietary Copyright © 2022 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.